EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 22, 2014. All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell(1)	Shares	Unit Cost	Security
Marcato, L.P.	4/8/2014	Buy*	15,543	41.3900	Common Stock
Marcato, L.P.	4/8/2014	Sell*	4,744	41.3900	Common Stock
Marcato II, L.P.	4/8/2014	Buy*	967	41.3900	Common Stock
Marcato II, L.P.	4/8/2014	Sell*	872	41.3900	Common Stock
Marcato International Master Fund, Ltd.	4/8/2014	Sell*	16,510	41.3900	Common Stock
Marcato International Master Fund, Ltd.	4/8/2014	Buy*	5,616	41.3900	Common Stock

(1)	All transactions noted by an * are rebalancing transactions.